UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Berkshire Hathaway Inc.

(Name of Issuer)

Class B common stock, $0.0033 Par Value

(Title of Class of Securities)

084670702

(CUSIP Number)

Steven Snyder, Esq.

Jacki Badal, Esq.

2365 Carillon Point

Kirkland, WA  98033

(425) 889-7900

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

January 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084670702

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only) Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 68,705,171 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 68,705,171 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,705,171 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B common stock (“Class B Shares”) of Berkshire Hathaway Inc. (the “Issuer”) beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.

(2) Based on 1,289,055,322 Class B Shares of the Issuer outstanding as of October 27, 2016, as reported on the Issuer’s Form 10-Q filed on November 4, 2016.

CUSIP No. 084670702

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,525,000 (1)

	8.	Shared Voting Power 68,705,171 (2)

	9.	Sole Dispositive Power 6,525,000 (1)

	10.	Shared Dispositive Power 68,705,171 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,230,171 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) William H. Gates III beneficially owns 300 shares of Berkshire Hathaway Inc. (the “Issuer”) Class A common stock (“Class A Shares”) directly and an additional 4,050 Class A Shares through Cascade Investment, L.L.C. (“Cascade”), a limited liability company solely owned by Mr. Gates.  Each Class A Share is convertible, at the option of the holder, into 1,500 shares of the Issuer’s Class B common stock (“Class B Shares”).  The number of Class B Shares shown above assumes the conversion of the 300 Class A Shares held directly by Mr. Gates into 450,000 Class B Shares and the conversion of the 4,050 Class A Shares held by Cascade into 6,075,000 Class B Shares.

(2) Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 68,705,171 Class B Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.

(3) Based on an outstanding shares calculation equal to the sum of (i) 1,289,055,322 Class B Shares outstanding as of October 27, 2016, as reported on the Issuer’s Form 10-Q filed on November 4, 2016, and (ii) 6,525,000, which is the number of Class B Shares into which all Class A Shares held by Cascade and by Mr. Gates may be converted.

CUSIP No. 084670702

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only) Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 68,705,171 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 68,705,171 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,705,171 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 68,705,171 shares of Class B common stock (“Class B Shares”) of Berkshire Hathaway Inc. (the “Issuer”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.

(2) Based on 1,289,055,322 Class B Shares of the Issuer outstanding as of October 27, 2016, as reported on the Issuer’s Form 10-Q filed on November 4, 2016.

EXPLANATORY STATEMENT

This Amendment No. 20 to Schedule 13D (“Amendment”) relates to the Class B common stock, $0.0033 Par Value (“Class B Shares”) of Berkshire Hathaway Inc. (the “Issuer”).  Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”) jointly file this Amendment to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 24, 2006, as amended on July 17, 2007, March 20, 2008, July 3, 2008, March 6, 2009, July 2, 2009, March 2, 2010, March 19, 2010, July 2, 2010, November 12, 2010, March 18, 2011, July 7, 2011, January 13, 2012, July 6, 2012, November 19, 2012, March 28, 2013, July 10, 2013, December 13, 2013, January, 15, 2014, and April 3, 2015. This Amendment is being filed to disclose the entry of the Reporting Persons into a Rule 10b5-1(c) sales plan with respect to the Trust’s holdings in the Issuer.

Item 3.                    Source and Amount of Funds or Other Consideration

Since its last Schedule 13D amendment, the Trust has received two gifts of Class B Shares from Warren E. Buffett:

•         15,756,234 Class B Shares on July 6, 2015.  The closing price per share of Class B Shares on July 6, 2015 was $136.89.

•         14,968,423 Class B Shares on July 13, 2016.  The closing price per share of Class B Shares on July 13, 2016 was $145.93.

Item 4.                    Purpose of Transaction

On January 12, 2017, the Reporting Persons entered into a Rule 10b5-1(c) sales plan with respect to the Trust’s holdings in the Issuer.  The sales plan will take effect upon expiration of the current Rule 10b5-1(c) sales plan.  The current sales plan has been in existence since 2014 and expires on June 30, 2017.  The sales plan facilitates the Trust’s compliance with federal excise tax rules limiting excess business holdings by private foundations.

Pursuant to the sales plan, the Trust will sell 60,000,000 Class B Shares of the Issuer over a three year period, commencing July 1, 2017 and ending June 30, 2020.  The Trust may terminate the sales plan at any time.  Sales under the plan will be disclosed as required by applicable law in public filings with the Securities and Exchange Commission, including any required amendments to this Schedule 13D. The form of the sales plan is set forth in Exhibit 99.1 to this Amendment No. 20.

Item 5.                    Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages to this Amendment for the aggregate number and percentage of Class B Shares beneficially owned by each of the Reporting Persons.

(b)           See Items 7 through 10 of the cover pages to this Amendment for the number of Class B Shares beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           During the period November 14, 2016 through January 12, 2017, the Trust sold 3,267,000 Class B Shares, as set forth in Exhibit 99.2 hereto, pursuant to the Trust’s Rule 10b5-1 sales plan.  The sales were made to facilitate compliance with federal excise tax rules limiting excess business holdings by private foundations.

(d)           None.

(e)           Not applicable.

Item 7.                    Material to be Filed as Exhibits

Exhibit 99.1	Form of Rule 10b5-1(c) sales plan (the Exhibit thereto to be furnished to the Securities and Exchange Commission upon request)

Exhibit 99.2	Sale transactions during the period November 14, 2016 through January12, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 17, 2017

BILL & MELINDA GATES FOUNDATION TRUST(1)

By:	*
	Name:	Alan Heuberger(2)
	Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

By:	*
	Name:	Alan Heuberger(2)(3)
	Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

By:	*
	Name:	Alan Heuberger(2)
	Title:	Attorney-in-fact

*By:	/s/ Alan Heuberger
Alan Heuberger

(1)This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated August 24, 2006 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on August 24, 2006, SEC File No. 005-55113, and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.